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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Shell Canada Limited
(Name of Issuer)
Common Shares
(Title of Class of Securities)
2911
(CUSIP Number)
Michiel Brandjes
Company Secretary
Royal Dutch Shell plc
30, Carel van Bylandtaan
2596 HR The Hague
The Netherlands
+31 70 377 9111
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)
Copy to:
William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 207 453 1000

October 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	2911

1	NAMES OF REPORTING PERSONS: Royal Dutch Shell plc

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
None

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England and Wales

	7	SOLE VOTING POWER:

NUMBER OF		643,308,858 Common Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		643,308,858 Common Shares

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

643,308,858 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

77.97% of Common Shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

Item 1. Security and Issuer
     The title of the class of equity securities to which this Schedule 13D relates is common shares, no par value, (the “Common Shares”) of Shell Canada Limited, a company organized pursuant to the laws of Canada (“Shell Canada”). The address of the principal executive offices of Shell Canada is 400 — 4th Avenue S.W., Calgary, Alberta, T2P 0J4, Canada.
Item 2. Identity and Background
     The name of the person filing this statement is Royal Dutch Shell plc, a public limited company organized pursuant to the laws of England and Wales (“Royal Dutch Shell”).
     Royal Dutch Shell and its consolidated subsidiaries (the “Shell Group”), operate in more than 140 countries and territories around the world. Royal Dutch Shell consists of the upstream businesses of Exploration & Production and Gas & Power and the downstream businesses of Oil Products and Chemicals. Royal Dutch Shell also has interests in other industry segments such as Renewables and Hydrogen.
     The address of the principal business and the principal office of Royal Dutch Shell is 30, Carel van Bylandtlaan, 2596 HR The Hague, The Netherlands. Set forth in Schedule A attached hereto, which is incorporated herein by reference, is the name, citizenship, residence or business address and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of Royal Dutch Shell’s directors and executive officers.
     During the last five years, neither Royal Dutch Shell nor, to Royal Dutch Shell’s knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as described in the following paragraph, during the last five years, neither Royal Dutch Shell nor, to Royal Dutch Shell’s knowledge, any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     On August 24, 2004, Royal Dutch Petroleum Company (“Royal Dutch”) and Shell Transport and Trading Co. plc (“Shell Transport”) consented, without admitting or denying the Securities and Exchange Commission (the “SEC”) findings that Royal Dutch and Shell Transport violated Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1 and 13b2-1 thereunder, to an administrative order requiring Royal Dutch and Shell Transport to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the U.S. Federal securities laws and related SEC rules. Additionally, in a separate civil action, Royal Dutch and Shell Transport, agreed to pay a $120 million civil penalty and undertook to spend an additional $5 million developing a comprehensive internal compliance program. (On July 20, 2005 Royal Dutch and Shell Transport became subsidiaries of Royal Dutch Shell and on December 21, 2005, Royal Dutch merged with and into its subsidiary Shell Petroleum N.V.) The Shell Group also has agreed, without admitting or denying a violation of any federal or state law, to the entry of a desist and refrain order that would prohibit the Shell Group from violating the California Corporate Securities Law and has agreed to pay $4 million to the State of California. The papers memorializing this agreement have not been finalized.

     On January 4, 2004, Shell Trading US Company (“STUSCO”), and Shell International Trading and Shipping Co. (“SITSCO”), subsidiaries of Royal Dutch Shell, consented, without admitting or denying the findings of the Commodity Futures Trading Commission, to an administrative order requiring STUSCO and SITSCO to cease and desist from violating Section 4c(a) of the Commodity Exchange Act. Additionally, SITSCO agreed to pay a $200,000 fine.
     On July 28, 2004, Coral Energy Resources, L.P. (“Coral”), a subsidiary of Royal Dutch Shell, consented, without admitting or denying the findings of the Commodity Futures Trading Commission, to an administrative order requiring Coral to cease and desist from violating Section 9(a)(2) of the Commodity Exchange Act. Additionally, Coral agreed to pay a $30 million fine.
Item 3. Source and Amount of Funds or Other Consideration
     In connection with the proposed transaction described in Item 4, Royal Dutch Shell estimates that the total amount of funds required to purchase all of Shell Canada’s Common Shares not currently owned by Royal Dutch Shell in the transaction described in Item 4 and pay estimated fees and expenses will be approximately Cdn$7.7 billion. Royal Dutch Shell intends to fund such transaction and related expenses through its existing cash resources and financing capacity.
Item 4. Purpose of Transaction
     On October 20, 2006, Royal Dutch Shell delivered a letter to the Board of Shell Canada indicating an intention to make an offer (the “Offer”) to acquire all of the Common Shares of Shell Canada, and on October 23, 2006, Royal Dutch Shell made a press release describing its intention to make an Offer. The letter and press release are filed as Exhibits 1 and 2 to this Schedule 13D respectively.
     Subject to the considerations outlined below, Royal Dutch Shell has indicated that it would be prepared to make an offer of Cdn$40.00 per Common Share, payable in cash (the “Offer Price”). The Offer assumes that quarterly dividends will continue to be paid at the rate of 11 Canadian cents per Common Share consistent with Shell Canada’s practice. The Offer would value Shell Canada’s fully diluted minority share capital at approximately Cdn$7.7 billion.
     Royal Dutch Shell has requested that the Board of Directors of Shell Canada establish a special committee of independent directors to supervise the preparation of a formal independent valuation and to review and make a recommendation with respect to the Offer. Royal Dutch Shell has undertaken to meet the costs of such independent valuation on the basis that any Offer made by Royal Dutch Shell would constitute an “insider bid” under applicable rules of the Ontario Securities Commission and the Autorité des marchés financiers. Royal Dutch Shell reserves the right not to proceed with the making of the Offer if it is unable to obtain the support of the Board of Directors of Shell Canada.
     Royal Dutch Shell expects that the Offer will be made by way of a take-over bid circular, and that Shell Canada will enter into a support agreement with Royal Dutch Shell’s bidding company. However, Royal Dutch Shell reserves the right to adopt any other transaction structure.
     The Offer, when made, will be conditional on more than 50 (fifty) percent of the outstanding Common Shares (calculated on a fully diluted basis) held by the holders of Common Shares (other than Royal Dutch Shell and its affiliates) being tendered in the Offer as well as other customary conditions including the absence of any material adverse change, the obtaining of any relevant regulatory approvals and the absence of any adverse litigation, proceeding or legal prohibition in respect of the Offer. There would also be a condition that Royal Dutch Shell shall have determined, or shall have been satisfied by Shell Canada, that no covenant or condition exists in any agreement or instrument of Shell Canada that would make it inadvisable for Royal Dutch Shell to proceed.
     Once Shell Canada Limited is fully combined with the Shell Group, Shell Canada will benefit from a simplified organization, additional economies of scale and portfolio development in the context of the Shell Group’s global strategy. If Royal Dutch Shell acquires 100% of the Shell Canada Common Shares, it would expect to (i) make changes to Shell Canada’s board of directors, management structure and capitalization, (ii) delist Shell Canada from the Toronto Stock Exchange, (iii) apply to the Canadian securities regulatory authorities to have Shell Canada cease to be reporting issuer for purposes of applicable Canadian provincial and territorial securities laws, (iv) deregister Shell Canada as a reporting company under the Securities Exchange Act of 1934 and (v) take other actions consistent with Shell Canada being a wholly owned subsidiary.
     Shell Canada has built a substantial position in Canada’s oil sands and is embarking on a major expansion of production and upgrading capacity. Canada is an important growth area for the Shell Group, and the Shell Group will be a major investor in Canada for many years to come. Bringing Shell Canada fully into the Shell Group will allow a unified technology plan between Shell Canada and the Shell Group and full access to the Shell Group’s financing capabilities. It is an opportunity to create an integrated unconventional oil business on an international scale.
     Royal Dutch Shell understands that the person identified in Schedule A that holds Common Shares of Shell Canada does so for investment purposes. Other than as described above, none of Royal Dutch Shell nor, to the best knowledge of Royal Dutch Shell, any of the persons identified in Schedule A, have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, Royal Dutch Shell reserves the right to proceed with the acquisition of the Common Shares held by the minority shareholders of Shell Canada on any terms it deems appropriate. Moreover, if the proposed transaction does not occur for any reason, Royal Dutch Shell and the persons identified in Schedule A intend to review continuously Shell Canada’s business affairs and general industry and economic conditions. Based on such review, Royal Dutch Shell and the persons identified in Schedule A may, from time to time, determine to increase their ownership of Shell Canada Common Shares, approve an extraordinary corporate transaction with regard to Shell Canada or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that Royal Dutch Shell and the persons identified in Schedule A currently have no intention of selling any Common Shares of Shell Canada.
Item 5. Interest in Securities of Shell Canada
     (a) Royal Dutch Shell beneficially owns 643,308,858 or 77.97% of the Common Shares of Shell Canada and 100 4% Preference Shares of Shell Canada, or 100% of such class.
     The 4% Preference Shares are entitled to receive fixed, cumulative dividends of Cdn$40,000 per year and may be redeemed at any time by Shell Canada. They are not convertible into any other securities and vote with the Common Shares on matters submitted to shareholders, on the basis of one vote per share held.

     Based on information available to Royal Dutch Shell, the only person identified on Schedule A who beneficially owns Common Shares of Shell Canada is Rob Routs (the “Specified Shareholder”) who holds 1,509 Common Shares, or less than 0.001% of the Common Shares of Shell Canada.
     (b) Royal Dutch Shell, and to Royal Dutch Shell’s knowledge, the Specified Shareholder, has the sole power to vote and to direct the vote, and the sole power to dispose and to direct the disposition of, all of the Common Shares held by each of them.
     (c) Not Applicable.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Shell Canada
     Other than as described in Item 4 above, none of Royal Dutch Shell nor, to the best knowledge of Royal Dutch Shell, any of the persons identified in Schedule A, have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Shell Canada.
Item 7. Material to Be Filed as Exhibits
     The following documents are filed as exhibits:

Exhibit
Number	Exhibit Name

1.	Offer letter dated October 20, 2006.

2.	Press Release (incorporated by reference to the Form 6-K filed by Royal Dutch Shell on October 23, 2006).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 23, 2006

ROYAL DUTCH SHELL plc
by /s/ Michiel Brandjes
Name:	Michiel Brandjes
Title:	Company Secretary

SCHEDULE A
     The following is a list of the executive officers and directors of Royal Dutch Shell, setting forth, for each person, the name, citizenship, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.
     The business address for each of the individuals listed below is Royal Dutch Shell, 30, Carel van Bylandtlaan, 2596 HR The Hague, The Netherlands.

Name	Citizenship	Position at Royal Dutch Shell	Present Principal Occupation or Employment*

Jorma Ollila	Republic of Finland	Non-Executive Chairman	Non-Executive Chairman of the Board of Directors of Nokia Corporation, a telecommunications and mobile devices manufacturing company that has its principal business address at Keilalahdentie 2-4, 02150 Espoo, Finland, P.O. Box 226, Fin-00045 Nokia Group, Finland.
Lord Kerr of Kinlochard	England	Deputy Chairman and Senior Independent Non-Executive Director	Deputy Chairman of the Board of Directors and Senior Independent Non-Executive Director of Royal Dutch Shell
Jeroen van der Veer	The Netherlands	Chief Executive	Chief Executive of Royal Dutch Shell
Peter Voser	Switzerland	Chief Financial Officer	Chief Financial Officer of Royal Dutch Shell
Malcolm Brinded	England	Executive Director, Exploration and Production	Executive Director, Exploration and Production, of Royal Dutch Shell
Linda Cook	United States	Executive Director, Gas & Power	Executive Director, Gas & Power, of Royal Dutch Shell
Rob Routs	The Netherlands	Executive Director, Oil Products and Chemicals	Executive Director, Oil Products and Chemicals, of Royal Dutch Shell
Maarten van den Bergh	The Netherlands	Non-Executive Director	Chairman of the supervisory board of Akzo Nobel N.V., which manufactures paint, chemicals and salt and has its principal business address at Velperweg 76, 6824 BM Arnhem, Postbus 9300, 6800 SB Arnhem, The Netherlands

2

Name	Citizenship	Position at Royal Dutch Shell	Present Principal Occupation or Employment*

Nick Land Mary (Nina) Henderson	United Kingdom United States	Non-Executive Director Non-Executive Director	Non-Executive Director of Royal Dutch Shell Non-Executive Director of Royal Dutch Shell
Sir Peter Job	England	Non-Executive Director	Non-Executive Director of Royal Dutch Shell
Wim Kok	The Netherlands	Non-Executive Director	Non-Executive Director of Royal Dutch Shell
Jonkheer Aarnout Loudon	The Netherlands	Non-Executive Director	Non-Executive Director of Royal Dutch Shell
Christine Morin-Postel	France	Non-Executive Director	Non-Executive Director of Royal Dutch Shell
Lawrence Ricciardi	United States	Non-Executive Director	Senior Advisor to Jones Day, a law firm that has its business address at 222 East 41st St. New York, NY 10017-6702, and to Lazard Freres & Co., which provide financial services, including mergers and acquisitions, asset management, corporate restructuring, underwriting, securities placement and research services and has its business address at 30 Rockefeller Plaza New York, NY 10020. Senior Advisor to IBM Corporation.
Beat Hess	Switzerland	Group Legal Director	Group Legal Director of Royal Dutch Shell.
Michiel Brandjes	The Netherlands	Company Secretary	Company Secretary of Royal Dutch Shell.

*	Unless otherwise indicated, the address is Royal Dutch Shell, 30, Carel van Bylandtlaan, 2596 HR The Hague, The Netherlands.

Exhibit
Number	Exhibit Name

1.	Offer letter dated October 20, 2006.

2.	Press Release (incorporated by reference to the Form 6-K filed by Royal Dutch Shell on October 23, 2006).